UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No: 1)

GTSI Corp.

(Name of Subject Company)

GTSI Corp.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.005 per share

(Title of Class of Securities)

36238K103

(CUSIP Number of Class of Securities)

Sterling Phillips

Chief Executive Officer

GTSI Corp.

2553 Dulles View Drive, #100

Herndon, Virginia 20171-5219

(703) 502-2000

(Name, Address, and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Jonathan F. Wolcott, Esq. Holland & Knight LLP 1600 Tysons Boulevard, Suite 700 McLean, VA 22102 (703) 720-8600	Laurie L. Green, Esq. Holland & Knight LLP 515 East Las Olas Boulevard, Suite 1200 Fort Lauderdale FL 33301 (954) 525-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by GTSI Corp., a Delaware corporation (the “Company”), on May 18, 2012. The Statement relates to a tender offer by UNICOM SUB ONE, INC., a Delaware corporation (the “Purchaser”) and a direct, wholly-owned subsidiary of UNICOM Systems, Inc., a California corporation (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated May 18, 2012 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $7.75 per share (such price, or any per Share price paid in the Offer, the “Per Share Amount”), net to the seller in cash, without interest, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 18, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which together with the Offer to Purchase constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the original Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by adding the following paragraph under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company,” on page 2 of the Statement:

“Transaction Bonuses

On May 4, 2012, the GTSI Board approved transaction bonuses to be paid at the closing of the Merger to Messrs. Phillips, Whitfield and Uglialoro in the amounts of $200,000, $150,000 and $100,000, respectively.”

Item 3, “Past Contacts, Transactions, Negotiations and Agreements,” is hereby amended and supplemented by replacing the table under the heading “(a) Arrangements with Current Executive Officers and Directors of the Company— Equity Awards Granted under the Company’s Stock Incentive Plans,” on page 3 of the Statement with the following:

“Name of Officer or Director	Company Options	Company SARs	Company RSAs	Total
Sterling E. Phillips, Jr.	$600,000	—	—	$600,000
Jeremy Wensinger	$676,000	—	—	$676,000
Peter Whitfield	$95,500	—	$19,979.18	$115,479.	18
Joseph Uglialoro	$32,300	—	—	$32,300

Total	$1,403,800	—	$19,979.18	$1,423,779.	18”

Item 4.	The Solicitation or Recommendation

Item 4, “The Solicitation or Recommendation,” is hereby amended and supplemented by replacing the paragraph under the heading “Background of the Offer and Merger; Reasons for Recommendation — Premium to Current and Historical Trading Prices of Shares” on page 29 of the Statement with the following:

“•	Premium to Current and Historical Trading Prices of Shares. The $7.75 Per Share Amount to be paid in cash would provide GTSI stockholders with the opportunity to receive a premium over the historical trading prices of the Common Stock, based on the GTSI Board’s analysis of the range of historical trading closing prices of the Common Stock on the NASDAQ Global Market for the one-year period ending on May 3, 2012 and the implied share price premium based on the Per Share Amount, including the information summarized below:

Period ending on May 3, 2012	Closing Price	Implied share price premium
As of May 3, 2012
One-month ended May 3, 2012 average	$5.22	48.5%
One-year ended May 3, 2012 average	$4.68	65.6	%”

Item 8.	Additional Information

Item 8, “Additional Information,” is hereby amended and supplemented by replacing the information under the heading “Additional Information — (ii) Golden Parachute Information” on pages 49-51 of the Statement with the following:

“(ii) Golden Parachute Information

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our current named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section we use such term to describe the merger-related compensation payable to our named executive officers.

The terms of the Merger Agreement provide for vesting of outstanding Company equity awards in connection with the Merger. If so elected by the holder, immediately prior to the Effective Time, all outstanding Company Options, Company SARs and Company RSAs will vest and be converted into cash as described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Equity Awards Granted under the Company’s Stock Incentive Plans.”

Each of our named executive officers is also entitled to certain severance payments and benefits pursuant to the employment agreements and severance agreements described above in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Employment Agreements” and “—Change of Control Agreements.”

The Company’s obligation to provide any of the payments described below, to the extent not accrued as of the date of termination, will be conditioned upon the receipt from the executive officer of a valid release of claims against the Company and compliance with the confidentiality and non-competition provisions in their respective agreements. In addition, to the extent any of the foregoing payments, compensation or other benefits is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code and the executive officer is a specified employee for purposes of Section 409A, such payment, compensation or other benefit will not be paid or provided to the executive officer prior to the day that is six months plus one day after the date of termination.

The following table presents, with respect to each named executive officer, an estimate of the amounts of severance benefits payable in the event of a termination of the executive “without cause” or a resignation of the executive for “good reason,” estimated as of June 15, 2012. For a quantification of the spread value of vested and unvested Company Options based on the Per Share Amount and the value of unvested Company RSA’s, see the tables above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Executive Officers and Directors of the Company—Equity Awards Granted under the Company’s Stock Incentive Plans.” The amounts reported below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9. As a result, the actual amounts, if any, to be received by a named executive officer may differ materially from the amounts set forth below.

Golden Parachute Compensation

Name	Cash ($)	Equity ($)	Pension/NQDC ($)	Perquisites/benefits ($)	Tax reimbursement ($)	Other ($)	Total ($)
(a)	(b)(1)	(c)(2)	(d)	(e)(3)	(f)	(g)	(h)(4)

Sterling E. Phillips, Jr. CEO and President	$600,000	$399,996	—	$7,075	—	—	$1,007,071

Jeremy Wensinger Chief Operating Officer	$400,000	$676,000	—	$9,498	—	—	$1,085,498

Peter Whitfield Senior Vice President and Chief Financial Officer	$720,000	$44,005	—	$19,527	—	—	$783,532

Joseph Uglialoro Vice President and General Counsel	$169,000	$24,255	—	$19,779	—	—	$213,034

Bridget Atkinson (5) Vice President	—	—	—	—	—	—	—

(1)	Includes the cash severance payments provided to Messrs. Phillips, Wensinger and Whitfield under their employment agreements and to Mr. Uglialoro under his change of control agreement. For Messrs. Phillips and Wensinger, the amount is equal to twelve months of their annual salary, payable over the twelve months following their termination. For Mr. Whitfield, the amount is equal to fifteen months of his salary and 125% of his incentive compensation plan bonus at the 100% achievement level, payable over the fifteen months following his termination. For Mr. Uglialoro, the amount is equal to three months of his total target compensation, consisting of salary and incentive compensation plan bonus payable over the three months following his termination. Also includes transaction bonuses for Messrs. Phillips, Whitfield and Uglialoro.

	Salary	Transaction Bonus	Incentive Plan Compensation
Sterling E. Phillips, Jr.	$400,000	$200,000	$—
Jeremy Wensinger	$400,000	—	$—
Peter Whitfield	$356,250	$150,000	$213,750
Joseph Uglialoro	$57,500	$100,000	$11,500
Bridget Atkinson	—	—	—

(2)	Reflects amounts for equity awards for which vesting would be accelerated, based on the $7.75 Per Share Amount.

(3)	Consists of benefits coverage to the named executive officer and his family under the Company’s employee benefit plans as follows: all benefits that accrued as of the termination date, including paid leave benefits and for Messrs. Whitfield and Uglialoro, six months of continued group health insurance benefits.

	Paid Time Off	Health Insurance Benefits
Sterling E. Phillips, Jr.	$7,075	$—
Jeremy Wensinger	$9,498	$—
Peter Whitfield	$10,197	$9,330
Joseph Uglialoro	$13,257	$6,522
Bridget Atkinson	—	—

(4)	All amounts included in the above table are subject to a double-trigger arrangement (i.e., there must be a change of control followed by the officer’s termination or resignation for good reason within the applicable period described above following the change of control).

(5)	Effective December 8, 2011, Ms. Atkinson’s employment was terminated and she received severance compensation in connection with the termination. She is not entitled to any additional benefits upon a change of control of the Company in connection with the Offer or the Merger.”

Item 8, “Additional Information,” is hereby amended and supplemented by adding the following paragraph at the end of page 53 of the Statement:

“(ix) Litigation

On May 29, 2012, a class action complaint was filed in the Court of Chancery of the State of Delaware, captioned Mark Oppenheim v. GTSI Corp. et al., Case No. 7574-, by purported stockholders of the Company, in connection with the Offer and the Merger. The complaint names as defendants the Company, each member of the GTSI Board (the “Individual Defendants”), Purchaser and Parent. The suit alleges that the Individual Defendants breached their fiduciary duties to the Company’s stockholders in connection with the proposed sale of the Company, failed to make adequate disclosures or made material omissions and that Purchaser, Parent and the Company aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the 30-day “go-shop” period is inadequate and the proposed transaction undervalues the Company. The complaint seeks to declare the suit to be a class action and certifying plaintiff as a class representative and his counsel as class counsel, injunctive relief, rescissory and compensatory damages and reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts.

The Company and its directors believe that the claims made in the complaint are without merit, and intend to defend them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2012	/s/ Sterling E. Phillips, Jr.
Sterling E. Phillips Jr.
Chief Executive Officer